SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Registration in the Securities Registry No. 42

Santiago (Chile), March 27th , 2018

Mr. President

Commission for the Financial Market

Avda. Libertador Bernardo O’Higgins 1449

Dear Sir:

The undersigned, on behalf of the corporation (sociedad anónima) named Celulosa Arauco y Constitución S.A., henceforth the “Company” or “Arauco,” both domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, a company registered in the Securities Registry under No. 42, Chilean Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby communicates you the following material information concerning the Company and its businesses, pursuant to the provisions of article 9 and the second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Carácter General) No. 30, issued by this Commission:

In the Board of Directors’ meeting held on the date hereof, March 27th, 2018, it was agreed to approve a new General Policy of Customary Dealings (Política General de Habitualidad) in respect of the Company’s transactions with related parties, which shall be deemed in the ordinary course of Arauco’s business for the purposes of article 147 letter b), of Law 18,046 (Chilean Corporations Act).

This new General Policy is available to the Company’s shareholders at its main offices and on its website, at www.arauco.cl.

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.

- Santiago Stock Exchange. La Bolsa No. 64, Santiago

- Chilean Electronic Exchange. Huérfanos 770, 14th Floor, Santiago

- Valparaiso Securities Exchange. Casilla 218-V, Valparaíso

- Representative of the Bondholders (Banco Santander). Bandera 140, Santiago

- Unions

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: March 28, 2018	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer